UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
TRW Automotive Retirement Savings Plan for Salaried Employees
(full title of the Plan)
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150
(Name of issuer of securities held pursuant to the Plan and the address of its principal executive office)

TRW Automotive Retirement Savings Plan for Salaried Employees
Audited Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008 and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

TRW Automotive
Retirement Savings Plan for Salaried Employees
Audited Financial Statements and Supplemental Schedules
As of December 31, 2008 and 2007, and
For the Year Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
TRW Automotive Retirement Savings Plan
for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Retirement Savings Plan for Salaried Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 12, 2009

TRW Automotive
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007
Assets
Employer contribution receivable	$236,199	$207,258
Other receivables	776	16,929

Total receivables	236,975	224,187

Investments at fair value:
Interest-bearing cash	1,230	1,382
Mutual funds	153,753,582	233,567,784
Common/collective trust funds	25,942,599	20,534,416
Participant loans	5,350,351	5,240,488
Employer securities	8,613,464	22,018,656

Total investments	193,661,226	281,362,726

Net assets reflecting investments at fair value	$193,898,201	$281,586,913

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	1,399,396	223,158

Net assets available for benefits	$195,297,597	$281,810,071

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

For the Year Ended
December 31,
2008
Additions
Interest and dividends	$10,881,621
Employer contributions	9,772,183
Employee contributions	27,309,986
Employee rollovers	2,552,818

Total additions	50,516,608

Deductions
Benefit payments	25,306,538
Administrative expenses	168,772

Total deductions	25,475,310

Net realized and unrealized depreciation in fair value of investments	(111,411,360)

Transfer to TRW Automotive Retirement Savings Plan for Hourly Employees (see note 1)	(142,412)

Net decrease	(86,512,474)

Net assets available for benefits at beginning of year	281,810,071

Net assets available for benefits at end of year	$195,297,597

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
As of December 31, 2008 and 2007 and
For the Year Ended December 31, 2008
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary or affiliate of TRW Automotive U.S. LLC, the sponsor of the Plan (as applicable, the Company or TRW) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Salaried Employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.
Employee Contributions
Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($15,500 for each of 2008 and 2007), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For 2008 and 2007, a participant who was 50 years old on or before the last day of the Plan year-end was eligible to make an additional $5,000 catch-up contribution.
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Employer Contributions
Effective January 1, 2007, the Company contributed an amount equal to 75% of the participant’s pretax contribution up to 5% of the participant’s compensation. Matching contributions made in TRW Automotive Holdings Corp. stock prior to January 1, 2007 are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007 may be transferred to another available investment option over a 3 year period (33% in 2007, 66% in 2008 and 100% in 2009). There is an exception to this transition rule for participants who attained age 55 and completed 3 years of vesting service by December 31, 2006; these participants may transfer their pre-2007 matching contributions to another investment option immediately. For years after January 1, 2007, the matching contributions in TRW Automotive Holdings Corp. stock become diversifiable after attaining three years of service.
Company matching contributions were suspended for payroll periods beginning after February 27, 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions, a participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Approximately $50,811 was available to pay additional Plan expenses at December 31, 2008, and $62,228 at December 31, 2007, respectively.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar quarter (as published in The Wall Street Journal) plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.
Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of the participant’s account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. After-tax savings may be withdrawn any time upon a participant’s request.
Plan Termination
The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. In the event of Plan termination, distributions to participants and beneficiaries will be made at such time after such termination as provided by the Plan agreement.
Plan Changes
The plan balances for certain hourly manufacturing employees included in the Plan were transferred to the TRW Automotive Retirement Savings Plan for Hourly Employees. The amount transferred from the Plan was $142,412 during 2008. The balances transferred were in-kind, thereby eliminating any impact of gains or losses that would normally occur during transfer transactions.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
The Plan provides 25 investment options which include the following funds:
•	Alliance Bernstein International Value Fund — Class A
•	American Funds EuroPacific Growth Fund — Class R5
•	Artisan Mid Cap Fund
•	Dodge & Cox Balanced Fund
•	Dodge & Cox Stock Fund
•	DWS RREEF Real Estate Securities Fund
•	Fidelity Capital Appreciation Fund
•	Fidelity Freedom Income Fund
•	Fidelity Managed Income Portfolio
•	Fidelity Small Cap Stock Fund
•	Fidelity Freedom 2000 Fund
•	Fidelity Freedom 2005 Fund
•	Fidelity Freedom 2010 Fund
•	Fidelity Freedom 2015 Fund
•	Fidelity Freedom 2020 Fund
•	Fidelity Freedom 2025 Fund
•	Fidelity Freedom 2030 Fund
•	Fidelity Freedom 2035 Fund
•	Fidelity Freedom 2040 Fund
•	Lord Abbett Mid-Cap Value Fund — Class A
•	Lord Abbett Small-Cap Value Fund — Class A
•	PIMCO Total Return Fund — Administrative Class
•	Spartan U.S. Equity Index Fund
•	TRW Stock Fund
•	Victory Diversified Stock — Class A

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplement schedules. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Employer securities represent common stock and is valued at the closing price reported on the active market on which the securities are traded. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health & Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.
The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals and qualified domestic relation orders are paid by the participants. All other administrative expenses are paid for by the Company.
3. Investments
During the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Depreciation in Fair Value of
Investments
Mutual Funds	$(87,732,254)
Employer securities	(23,679,106)

$(111,411,360)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2008		2007
PIMCO Total Return Fund-Administrative Class	$33,882,240		$27,123,473
Lord Abbett Mid Cap Value Fund — Class A	12,135,999		22,406,818
Lord Abbett Small Cap Value Fund — Class A	11,779,896		17,736,282
Artisan Mid Cap Fund		*	14,562,236
Fidelity Small Cap Stock Fund		*	14,544,431
Fidelity Managed Income Portfolio	25,942,599		20,534,416
Fidelity Dividend Growth Fund		*	20,687,573
Spartan U.S. Equity Index Fund	11,030,274		18,806,801
Dodge & Cox Balanced Fund		*	16,832,766
Dodge & Cox Stock Fund	10,338,789		19,131,376
American Funds Euro Pacific Growth Funds — Class R5	15,156,505		26,508,407
TRW Stock Fund**		*	22,018,656
Victory Diversified Stock — Class A	11,309,637			*

*	Investment option less than 5% of net assets for period presented.

**	Participant or nonparticipant directed.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
3. Investments (continued)
Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2008	2007
Investments, at fair value: TRW Stock Fund	$8,613,464	$22,018,656

Year-end
December 31, 2008
Change in net assets:
Contributions	$10,322,668
Interest	5,796
Net realized and unrealized depreciation in fair value	(23,679,106)
Loans	60,531
Exchange In	4,393,633
Transfer to TRW Automotive Retirement Savings Plan for Hourly Employees	(21,253)
Distributions	(1,529,889)
Exchange out	(2,944,036)
Other	(13,536)

$(13,405,192)

4. Fair Value Measurements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 is effective pertaining to financial assets and financial liabilities in financial statements issued for fiscal years beginning after November 15, 2007 and interim periods with those years. The effective date for nonfinancial assets and nonfinancial liabilities was delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This standard defines fair value for financial reporting, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and requires additional disclosures about fair value measurements.
The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The fair value hierarchy under SFAS No. 157 was established to distinguish between those inputs that are observable and unobservable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
Assets at Fair Value as of December 31, 2008

	Level 1(*)	Level 2(*)	Level 3(*)	Total
Interest Bearing Cash	1,230	—	—	1,230
Mutual Funds	153,753,582	—	—	153,753,582
Common/Collective Trust	—	25,942,599	—	25,942,599
TRW Company Stock	8,613,464	—	—	8,613,464
Participant Loans	—	—	5,350,351	5,350,351

Total assets at fair value	162,368,276	25,942,599	5,350,351	193,661,226

(*)
Level 1. The Company utilizes the market approach to determine the fair value of its assets under Level 1 of the fair value hierarchy. The market utilizes unadjusted quoted prices for transactions in active markets involving identical or comparable assets or liabilities. The funds in the Plan which are classified within Level 1 of the hierarchy are interest bearing cash, mutual funds and employer securities.

Level 2. The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets and market-corroborated inputs. The fund in the plan which is classified within Level 2 of the hierarchy is the Common/Collective Trust Fund.

Level 3. The fair values determined through Level 3 of the fair value hierarchy are derived principally from unobservable inputs provided to the plan administrator by the trustee. The fund in the Plan which is classified within the Level 3 of the hierarchy is Participant Loans as these loans are valued at amortized costs, which approximates fair value.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:
Level 3 Assets
Year-Ended December 31, 2008

Participant
Loans
Balance, Beginning of year	5,240,488
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, sales, issuances and settlements (net)	109,863

Balance, End of year	5,350,351

5. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the Plan sponsor, and therefore, transactions in shares of TRW Automotive Holdings Corp.’s Stock would also qualify as party-in-interest transactions.
6. Risks and Uncertainties
The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated June 1, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Difference between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits as reported in the Plan financial statements	$195,297,597	$281,810,071
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,399,396)	(223,158)

Net assets available for the benefits pursuant to Form 5500	$193,898,201	$281,586,913

The following is a reconciliation of net (loss) from investments:

Year Ended
December 31, 2008

Interest and dividends from investment	$10,881,621
Net realized/unrealized depreciation from investment accounts	(111,411,360)

Net investment loss from investments as reported in the financial statements	(100,529,739)

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,176,238)

Net investment loss from investments as reported in the Form 5500	$(101,705,977)

Supplemental Schedules

TRW Automotive
Retirement Savings Plan for Salaried Employees
EIN: 14-1857697 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issuer,
Borrower, Lessor or		Historical
Similar Party	Description of Investments	Cost	Current Value
Alliance Bernstein	Alliance Bernstein International Value Fund — Class A	$	$4,235,220

American Funds	American Funds EuroPacific Growth Fund — Class R5		15,156,505

Fidelity*	Fidelity Capital Appreciation		4,800,523
	Fidelity Small Cap Stock Fund		7,570,609
	Fidelity Freedom Income Fund		520,832
	Fidelity Freedom 2000 Fund		341,228
	Fidelity Freedom 2005 Fund		221,128
	Fidelity Freedom 2010 Fund		1,094,205
	Fidelity Freedom 2015 Fund		1,588,897
	Fidelity Freedom 2020 Fund		1,493,290
	Fidelity Freedom 2025 Fund		1,710,374
	Fidelity Freedom 2030 Fund		1,784,564
	Fidelity Freedom 2035 Fund		1,264,310
	Fidelity Freedom 2040 Fund		1,270,666
	Fidelity Managed Income Portfolio		25,942,599
	Spartan US Equity Index Fund		11,030,274

PIMCO	PIMCO Total Return — Administrative Class		33,882,240

Dodge & Cox	Dodge & Cox Balanced Fund		9,567,582
	Dodge & Cox Stock Fund		10,338,789

Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A		12,135,999
	Lord Abbett Small Cap Value Fund — Class A		11,779,896

TRW Automotive*	TRW Stock Fund	35,731,466	8,613,464

Victory	Victory Diversified Stock — Class A		11,309,637

Artisan	Artisan Mid-Cap Fund		7,899,895

DWS	DWS RREEF Real Estate Securities Fund		2,756,919

		$35,731,466	$188,309,645

Other	Interest Bearing Cash		1,230

Participants*	Participants loans, interest rates range from 5.0%
	to 10.5%, with various maturity dates		5,350,351

Total assets held		$35,731,466	$193,661,226

*	Parties-in-interest.

Note:
Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

TRW Automotive Retirement Savings Plan for Salaried Employees
EIN: 14-1857697 Plan: 001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008

	Description of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
Identity of	Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) — A transaction is a reportable transaction under this category if a series of transactions involving securities of the same issue when aggregated involve an amount in excess of 5% of current value of the plan assets

	RTDG — TRW Stock Fund	$14,868,094	—	—	—	—	—	—
There were no category (i), (ii) or (iv) reportable transactions during the Plan year.

*	The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sales and are not separately identified by the trustee.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan for Salaried Employees
(Name of Plan)
Date: June 22, 2009	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Vice President and Chief Financial Officer TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm